JATT Acquisition Corp

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

February 17, 2023

VIA EDGAR & TELECOPY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Ms. Jane Park and Ms. Celeste Murphy

RE:	JATT Acquisition Corp (the “Company”) Registration Statement on Form S-4, as amended (File No. 333-267005 ) (the “Registration Statement”)
Withdrawal Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 10, 2023, in which the Company requested acceleration of effectiveness of the Registration Statement. The Company hereby formally withdraws its request for acceleration of the effective date pursuant to the prior letter.

Very truly yours, JATT ACQUISITION CORP

By:	/s/ Someit Sidhu, MD
	Name:	Someit Sidhu, MD
	Title:	Chairman and Chief Executive Officer

cc:	Giovanni Caruso, Loeb & Loeb LLP